White & Case LLP
                               5 Old Broad Street
                                 London EC2N1DW
                                 United Kingdom


                                                                  June 26, 2009



Mr. Michael Coco
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:  The State Treasury of the Republic of Poland
     Registration Statement under Schedule B
     Filed May 21, 2009
     Registration No. 333-159383

Dear Sir:

          On behalf of our client, the State Treasury of the Republic of Poland (the "Republic"), we are transmitting herewith via the EDGAR system for filing with the Commission pursuant to the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement under Schedule B (the "Registration Statement") of the Republic (Registration No. 333-159383) relating to the Republic's registration of $4,000,000,000 of debt securities.

          The Registration Statement includes revisions made in response to the Staff's comment letter dated June 18, 2009. Set forth below are the Republic's responses to each of the comments, including the location of those responses in the Registration Statement. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.



General
-------

1. Please update all statistics to provide the most recent data available.

          The statistics included are the most recent available.

The Economy, page 6
-------------------

2. In your discussion of Poland's measures to address the global financial crisis, please indicate whether the Government has granted assistance to specific sectors or industries, if so please describe those measures.

          Other than the specific relief provided to the financial sector as disclosed on page 7, Poland has chosen to address the global financial crisis with actions targeted at the economy as a whole and

Mr. Michael Coco
June 26, 2009


generally does not intend to provide support targeted at specific individual sectors. However, under an initiative to stimulate the Polish economy, the Industrial Development Agency SA may provide support in connection with access to financing to medium and large enterprises in any sector, but with a particular emphasis on providing support to the defense sector. We have updated the disclosure on page 7 to reflect this initiative.


Trends in Gross Domestic Product and National Income, page 7
------------------------------------------------------------

3. Please advise as to why GDP is generally used as an economic index rather than domestic national product and national income, as you note in the first paragraph of this section.

          We have revised the disclosure on this page to state: "In Poland, GDP is generally used as an economic index rather than gross national income."

          The primary difference between GDP and GNI is that GDP includes "net income from abroad". As such, GNI reflects only domestic income. However, in practice, the difference between Poland's GNI and GDP is minimal. "Net income from abroad" amounts to only 3% of GDP and is relatively constant and Poland therefore believes GDP is a better measure for overall economic activity, which, for purposes of fiscal policy, is a more important metric. The most important advantage of using GDP instead of GNI is that GDP statistics are produced by the Polish Statistical Office on a quarterly basis, while GNI statistics are produced only on an annual basis.


Oil and Gas, page 10
--------------------

4. Please describe any recent developments or material risks resulting from Poland's dependence on imported oil and natural gas, as noted on page 10. For example, has Poland faced any restriction or potential restriction in its supply of imported oil or gas? Is there a material possibility that current suppliers may restrict Poland's oil or gas imports, and, if so, what measures are in place to address the situation?

          We have complied with this comment by revising the disclosure on pages 11 and 12 to discuss recent disruptions in oil and gas supplies, their effects on Poland and measures taken to minimize the risk of potential future disruptions.


Foreign Direct Investment, page 13
----------------------------------

5. Please describe the factors contributing to the fluctuations in FDI inflow.

          We have complied with this comment by revising the disclosure on page 14 to describe the factors contributing to the fluctuations in FDI inflow.


Restitution, page 19
--------------------

6. Please clarify when the Restitution Act was adopted. If material, please quantify the potential amount of outstanding unresolved claims under both the Restitution Act and the prior restitution regime. Noting the last sentence on page 19 and the second sentence in the preceding paragraph, please clarify how the Restitution Act would change the recourse available to parties whose property is determined to have been illegally nationalized or expropriated.

Mr. Michael Coco
June 26, 2009


          We have complied with this comment by revising the disclosure on page
21. As described in the additional disclosure on page 21 of the Registration Statement, the Restitution Act has not yet been adopted into law. We have explained the differences between the current regime and the draft legislation. Unlike the current regime, under the draft legislation the former owners of nationalized property would have the opportunity to seek cash benefits regardless of whether the decision to nationalize the property was made without a legal basis or in violation of the then existing nationalization or expropriation laws. Further we have provided estimates with respect to potential claims in 2008.


Description of the Securities, page 49
--------------------------------------

7. We note the statement made throughout the registration statement and in this section that the securities will constitute general and unsecured obligations of Poland. However, we also note the statement on page 49 that, so long as any of the securities remain outstanding, Poland will not create or permit the creation of any security interest on any of its present or future assets or revenues "unless it shall procure that all amounts payable under the Securities are secured equally and ratably," subject to the listed exceptions. Please clarify the secured status of the securities.

         When issued, any Securities will be unsecured obligations of Poland and there is no intention for them to ever become secured. The language on page 49 is designed to protect holders of the Securities by preventing the Issuer from issuing certain types of secured debt without securing the Securities equally and ratably with such debt. This is the only scenario where the Securities would be secured.


Meeting of Holders of Debt Securities; Modification, page 52
------------------------------------------------------------

8. Please disclose more prominently that the payment and other material terms listed as Reserved Matters may be modified without unanimity pursuant to a collective action clause, and that such modifications will be binding on all security holders.

          We have complied with this comment by revising the disclosure on page 54 to more prominently disclose the ability to change Reserved Matters without unanimity.

          We would very much appreciate receiving the Staff's comments, if any, with respect to Amendment No. 1 to the Registration Statement as promptly as practicable. If it would expedite the review of the materials filed herewith, please do not hesitate to call me (at 011-44-207-532-1400) or Jason Emala (at 011-44-207-532-1569).

          Many thanks for your assistance with this matter.



                                              Sincerely yours,



                                              /s/ Francis Fitzherbert-Brockholes

                                              Francis Fitzherbert-Brockholes

Mr. Michael Coco
June 26, 2009



cc: Dorota Korobiejnikow, Ministry of Finance, Republic of Poland Grzegorz Sielewicz, Ministry of Finance, Republic of Poland


Enclosures